As Filed With the Securities and Exchange Commission on August 22, 2007

Registration No. 333-_______

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SB-2
Registration Statement
Under the Securities Act of 1933

Purden Lake Resource Corp.

(Name of Small Business Issuer in Its Charter)

DELAWARE	1000	20-8067060
(State or Other Jurisdiction of Incorporation or Organization)	**(Primary Standard Industrial Identification No.)**	**(I.R.S. Employer Classification Code Number)**

23 Mechanic Street
Red Bank, NJ 07701
(Address of principal Executive Offices)

(732) 358-0299
(Telephone and Fax Number)

Sichenzia Ross Friedman Ference LLP 61 Broadway, 32nd Floor New York, NY 10006	(212)930-9700	(212)930-9725
(Name and Address of Agent for Service)	**(Telephone Number)**	**(Fax Number)**

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	**Amount to be Registered**	**Proposed Maximum Offering Price Per Share (2)**	**Proposed Maximum Aggregate Offering Price (3)**	**Amount of Registration Fee (1)**
Common Stock Shares	2,500,000	$0.02	$50,000	$1.54

(1) Registration Fee has been paid via mail to the Securities and Exchange Commission.
(2) This is the initial offering and no current trading market exists for our common stock.
(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS, SUBJECT TO COMPLETION, DATED AUGUST 21, 2007

PURDEN LAKE RESOURCE CORP.

2,500,000 shares of Common Stock at $.02 per share

This is the initial offering of common stock of Purden Lake Resource Corp. and no public market currently exists for the securities being offered. Purden Lake Resource Corp. is offering for sale a total of 2,500,000 of common stock at a price of $0.02 per share. The offering is being conducted on a self-underwritten, best effort, all-or-none basis, which means our officer and director will attempt to sell the shares. We intend to open a standard, non-interest bearing, bank checking account to be used only for the deposit of funds received from the sale of the shares in this offering. If all the shares are not sold and the total offering amount is not deposited by the expiration date of the offering, the funds will be promptly returned to the investors, without interest or deduction. The shares will be offered at a price of $.02 per share for a period of one hundred and eighty (180) days from the effective date of this prospectus, unless extended by our board of directors for an additional ninety (90) days. The offering will end on _______, 200_ (date to be inserted in a subsequent amendment).

Purden Lake Resource Corp. is an exploration stage company and currently has no operations. Any investment in the shares offered herein involves a high degree of risk. You should only purchase shares if you can afford a loss of your investment. Our independent auditor has issued an audit opinion for Purden Lake Resource Corp., which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

THIS OFFERING IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK TO THE PUBLIC INVESTORS AND SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT (SEE RISK FACTORS AND DILUTION). THE OFFERING PRICE HAS BEEN ARBITRARILY DETERMINED BY OUR COMPANY BASED UPON WHAT IT BELIEVES PURCHASERS OF SUCH SPECULATIVE ISSUES WOULD BE WILLING TO PAY FOR THE SECURITIES OF THE COMPANY AND BEARS NO RELATIONSHIP WHATSOEVER TO ASSETS, EARNINGS, BOOK VALUE OR ANY OTHER ESTABLISHED CRITERIA OF VALUE.

BEFORE INVESTING, YOU SHOULD CAREFULLY READ THIS PROSPECTUS, PARTICULARLY, THE RISK FACTORS SECTION BEGINNING ON PAGE 4.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read the entire prospectus and any amendments or supplements carefully before you make your investment decisions.

Neither the U.S. Securities and Exchange Commission nor any state securities division has approved or disapproved these securities, or determined if this prospectus is truthful, accurate, current or complete. Any representation to the contrary is a criminal offense.

	Offering Price Per Share	Total Amount of Offering	Underwriting Commissions	Proceeds To Us
Common Stock	$.02	$50,000	$0	$50,000

As of the date of this prospectus, there is no public trading market for our common stock, and no assurance that a trading market for our securities will ever develop.

The date of this prospectus is __________, 2007

TABLE OF CONTENTS

Summary

General Information

You should read the following summary together with the more detailed business information and the financial statements and related notes that appear elsewhere in this prospectus. In this prospectus, unless the context otherwise denotes, references to "we", "us", "our", "Purden Lake" and "Purden Lake Resource" are to Purden Lake Resource Corp.

Purden Lake Resource Corp. was incorporated in the State of Delaware on November 30, 2006 to engage in the acquisition, exploration and development of natural resource properties. We intend to use the proceeds from this offering to develop our business operations. (See "Business of the Company" and "Use of Proceeds".) We are an exploration stage company with no revenues or operating history. The principal executive offices are located at 23 Mechanic Street, Red Bank, NJ 07701. The telephone number is (732)358-0299.

We received our initial funding of $5,000 through the sale of common stock to our officer who purchased 1,000,000 shares of our common stock at $0.005 per share on November 30, 2006. On January 2, 2007 our director, Lisa Lopomo, paid $5,000 on our behalf for the cost of the mining claim on the Sandlot Claim proprety located in central British Columbia. The Sandlot Claim is the one property in our portfolio, on which the proceeds of the offering will be spent. She was issued 1,000,000 shares of common stock at $.005 per share for a total of $5,000 in exchange for the cash paid out. Our financial statements from inception (November 30, 2006) through June 30, 2007 report no revenues and a net loss of $5,042. On July 21, 2007, subsequent to our June 30, 2007 reviewed financials, 1,000,000 shares were issued to Ms. Lopomo in exchange for $5,000 or $0.005 per share. Our independent auditor has issued an audit opinion which includes a statement expressing substantial doubt as to our ability to continue as a going concern.

We have purchased a mineral claim and geological report on the Sandlot Claim property. We have not yet commenced any exploration activities on the claim. Our property, the Sandlot Claim may not contain any reserves and funds that we spend on exploration will be lost. Even if we complete our current exploration program and are successful in identifying a mineral deposit we will be required to expend substantial funds to bring our claim to production.

There is no current public market for our securities. As our stock is not publicly traded, investors should be aware they probably will be unable to sell their shares, and their investment in our securities is not liquid.

Offering

Securities Being Offered	2,500,000 shares of common stock.
Price per Share	$0.02
Offering Period	The shares are offered for a period not to exceed 180 days, unless extended by our board of directors for an additional 90 days.
Net Proceeds	$50,000
Securities Issued and Outstanding	3,000,000 shares of common stock were issued and outstanding as of the date of this prospectus.

Registration costs	We estimate the total offering registration costs to be $6,900.
Common stock to be Outstanding after the offering	5,500,000 shares of common stock, which assumes the sale of all shares pursuant to this direct all-or-none offering.
Market for the common shares	There is no public market for our common shares. We plan to contact a market maker immediately following the completion of the offering and apply to have the shares quoted on the OTC Electronic Bulletin Board. We cannot guarantee that our application will be accepted or approved and our stock listed and quoted for sale.
Use of proceeds	We will use all proceeds raised in connection with this offering for exploration, administration and office expense, legal and accounting expense, and working capital. See "use of proceeds" for a complete description.
Risk Factors	The purchase of our common stock involves a high degree of risk. You should carefully review and consider "Risk Factors" on page 8.

The above-information regarding common stock to be outstanding after the offering is based on 3,000,000 shares of common stock outstanding as of the date of this prospectus.

Risk Factors

An investment in these securities involves an exceptionally high degree of risk and is extremely speculative in nature. The following are what we believe to be all the material risks involved if you decide to purchase shares in this offering.

Risks Associated With Our Company:

Without the funding from this offering we will be unable to implement our business plan.

Our current operating funds are less than necessary to complete the intended exploration program on our mineral claim. We will need the funds from this offering to complete our business plan. As of August 15, 2007, we had cash in the amount of $5,158. We currently do not have any operations, and we have no income.

We are an exploration stage company but have not yet commenced exploration activities on our claim. We expect to incur operating losses for the foreseeable future.

We have not yet commenced exploration on the Sandlot Claim. Accordingly, we have no way to evaluate the likelihood that our business will be successful. We were incorporated on November 30, 2006 and to date have been involved primarily in organizational activities and the acquisition of the mineral claim. Potential investors should be aware of the difficulties normally encountered by new mineral exploration companies and the high rate of failure of such enterprises. The likelihood of success must be considered in light of the problems, expenses, difficulties, complications and delays encountered in connection with the exploration of the mineral properties that we plan to undertake.

These potential problems include, but are not limited to, unanticipated problems relating to exploration, and additional costs and expenses that may exceed current estimates. Prior to completion of our exploration stage, we anticipate that we will incur increased operating expenses without realizing any revenues. We expect to incur significant losses into the foreseeable future. We recognize that if we are unable to generate significant revenues from development and production of minerals from the claim, we will not be able to earn profits or continue operations. There is no history upon which to base any assumption as to the likelihood that we will prove successful, and it is doubtful that we will generate any operating revenues or ever achieve profitable operations. If we are unsuccessful in addressing these risks, our business will most likely fail.

Our independent auditor has issued an audit opinion for Purden Lake Resource Corp., which includes a statement describing our going concern status. Our financial status creates a doubt whether we will continue as a going concern.

As described in Note 3 of our financial statements, our lack of operations and any guaranteed sources of future capital create substantial doubt as to our ability to continue as a going concern. If our business plan does not work, we could remain as a start-up company with limited operations and revenues.

Because management has no experience in mineral exploration, our business has a higher risk of failure.

Our management has no professional training or technical credentials in the field of geology. As a result, she may not be able to recognize and take advantage of potential acquisition and exploration opportunities in the sector without the aid of qualified geological consultants. Her decisions and choices may not take into account standard engineering or managerial approaches mineral exploration companies commonly use. Consequently our operations, earnings and ultimate financial success may suffer irreparable harm as a result.

There is the risk that our property does not contain any mineral deposits resulting in the funds spent on exploration being lost.

There is the likelihood of our mineral claim containing little or no economic mineralization or reserves of minerals. We have a geological report and the claim has been staked per British Columbia regulations. However; there is the possibility that our claim does not contain any reserves, resulting in any funds spent on exploration being lost.

Because we have not surveyed the claim, we may discover mineralization on the claim that is not within our claim boundaries.

While we have conducted a mineral claim title search, this should not be construed as a guarantee of claim boundaries. Until the claim is surveyed, the precise location of the boundaries of the claim may be in doubt. If we discover mineralization that is close to the claim boundaries, it is possible that some or all of the mineralization may occur outside the boundaries. In such a case we would not have the right to extract those minerals.

If we discover commercial reserves of precious metals on our mineral property, we can provide no assurance that we will be able to successfully advance the mineral claim into commercial production.

If our exploration program is successful in establishing ore of commercial tonnage and grade, we will require additional funds in order to advance the claim into commercial production. Obtaining additional financing would be subject to a number of factors, including the market price for the minerals, investor acceptance of our claim and general market conditions. These factors may make the timing, amount and terms or conditions of additional financing unavailable to us. The most likely source of future funds is through the sale of equity capital. Any sale of share capital will result in dilution to existing shareholders. We may be unable to obtain any such funds, or to obtain such funds on terms that we consider economically feasible, and you may lose any investment you make in this offering.

If access to our mineral claim is restricted by inclement weather, we may be delayed in our exploration and any future mining efforts.

It is possible that snow or rain could cause the roads providing access to our claim to become impassable. The area where the Sandlot Claim is located experiences 70 to 75 inches of precipitation annually of which 25% may occur as a snow equivalent. Winters generally last from November through March. If the roads are impassable we would be delayed in our exploration timetable.

Government regulation, or other legal uncertainties, may increase costs and our business will be negatively affected.

There are several governmental regulations that materially restrict mineral claim exploration and development. Under Canadian mining law, engaging in certain types of exploration requires work permits, the posting of bonds, and the performance of remediation work for any physical disturbance to the land. While these current laws will not affect our initial exploration phase, if we identify exploitable minerals and proceed to excavation operations on the claim, we will incur regulatory compliance costs based upon the size and scope of our operations. In addition, new regulations could increase our costs of doing business and prevent us from exploring for and the exploitation of ore deposits. In addition to new laws and regulations being adopted, existing laws may be applied to mining that have not as yet been applied. These new laws may increase our cost of doing business with the result that our financial condition and operating results may be harmed.

Because our current officer and director has other business interests, she may not be able or willing to devote a sufficient amount of time to our business operations, causing our business to fail.

Ms. Lopomo, our sole officer and director of the company, currently devotes approximately 5 hours per week providing management services to us. While she presently possesses adequate time to attend to our interests, it is possible that the demands on her from other obligations could increase, with the result that she would no longer be able to devote sufficient time to the management of our business. This could negatively impact our business development.

Risks Associated With This Offering:

We are selling this offering without an underwriter and may be unable to sell any shares.

This offering is self-underwritten, that is, we are not going to engage the services of an underwriter to sell the shares; our officer and director will sell the shares and she will not receive any commissions for doing so. There is no guarantee that she will be able to sell any of the shares. Unless she is successful in selling all of the shares and we receive the proceeds from this offering, we may have to seek alternative financing to implement our business plans.

Due to the lack of a trading market for our securities, you may have difficulty selling any shares you purchase in this offering.

We are not registered on any public stock exchange. There is presently no demand for our common stock, and no public market exists for the shares being offered in this prospectus. We plan to contact a market maker immediately following the completion of the offering and apply to have the shares quoted on the OTC Electronic Bulletin Board (OTCBB). The OTCBB is a regulated quotation service that displays real-time quotes, last sale prices and volume information in over-the-counter (OTC) securities. We cannot guarantee that our application will be accepted or approved and our stock listed and quoted for sale. As of the date of this filing, there have been no discussions or understandings with any market maker regarding participation in a future trading market for our securities. If no market is ever developed for our common stock, it will be difficult for you to sell any shares you purchase in this offering, resulting in an inability to realize any value from your investment.

The trading in our shares will be regulated by Securities and Exchange Commission Rule 15g-9 which established the definition of a "penny stock."

The shares being offered are defined as a penny stock under the Securities and Exchange Act of 1934, and rules of the Commission. The Exchange Act and such penny stock rules generally impose additional sales practice and disclosure requirements on broker-dealers who sell our securities to persons other than certain accredited investors who are, generally, institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 ($300,000 jointly with spouse), or in transactions not recommended by the broker-dealer. For transactions covered by the penny stock rules, a broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the Commission. Consequently, the penny stock rules may make it difficult for you to resell any shares you may purchase, if at all.

You will incur immediate and substantial dilution of the price you pay for your shares.

Our existing stockholder acquired her shares at a cost of $.005 per share, a cost per share substantially less than that which you will pay for the shares you purchase in this offering. Upon completion of this offering the net tangible book value of the shares held by our existing stockholder (3,000,000 shares) will be increased by $.008 per share without any additional investment on her part. The purchasers of shares in this offering will incur immediate dilution (a reduction in the net tangible book value per share from the offering price of $.02 per share) of $.01 per share. As a result, after completion of the offering, the net tangible book value of the shares held by purchasers in this offering would be $.01 per share, reflecting an immediate reduction in the $.02 price per share they paid for their shares.

Because there is no escrow, trust or similar account, your subscription could be seized by creditors. If that occurs you could lose your investment.

There is no escrow, trust or similar account in which your subscription will be deposited. It will only be deposited in a separate bank account under our name. As a result, if we are sued for any reason and a judgment is rendered against us, your subscription could be seized in a garnishment proceeding and you could lose your investment.

We will incur ongoing costs and expenses for SEC reporting and compliance.   Without revenue we may not be able to remain in compliance, making it difficult for investors to sell their shares, if at all.

Our business plan allows for the payment of the estimated $6,900 cost of this registration statement to be paid from cash on hand. We plan to contact a market maker immediately following the close of the offering and apply to have the shares quoted on the OTC Electronic Bulletin Board. To be eligible for quotation, issuers must remain current in their filings with the

SEC. In order for us to remain in compliance we will require cash to cover the cost of these filings, which could comprise a substantial portion of our available cash resources. If we are unable to remain in compliance, it may be difficult for you to resell any shares you may purchase, if at all.

Lisa Lopomo, the sole officer and director of the company, owns 100% of the outstanding shares of our common stock. After the completion of this offering she will own 55% of the outstanding shares. If she chooses to sell her shares in the future, it might have an adverse effect on the price of our stock.

Due to the amount of Ms. Lopomo's share ownership in our company, if she chooses to sell her shares in the public market, the market price of our stock could decrease and all shareholders may suffer a dilution of the value of their stock. If she does sell any of her common stock, she will be subject to Rule 144 under the 1933 Securities Act which restricts the ability of a director or officer to sell shares by limiting the sales of securities during any three-month period to the greater of: (1) 1% of the outstanding common stock of the issuer; or (2) the average weekly reported trading volume in the outstanding common stock reported on all securities exchanges during the four calendar weeks preceding the filing of the required notice of the sale under Rule 144 with the SEC.

Forward Looking Statements

This prospectus contains forward-looking statements that involve risk and uncertainties. We use words such as "anticipate", "believe", "plan", "expect", "future", "intend", and similar expressions to identify such forward-looking statements. Investors should be aware that all forward-looking statements contained within this filing are good faith estimates of management as of the date of this filing. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by us as described in the "Risk Factors" section and elsewhere in this prospectus.

Use of Proceeds

Assuming sale of all of the shares offered herein, of which there is no assurance, the net proceeds from this Offering will be $50,000. The proceeds are expected to be disbursed, in the priority set forth below, during the first twelve (12) months after the successful completion of the offering:

Total Proceeds to the Company	$ 50,000
Exploration - Phase One	18,400
Exploration - Phase Two	28,220
Administration and Office Expense	1,000
Legal and Accounting	1,500
Working Capital	880
Total Use of Net Proceeds	$ 50,000

We will establish a separate bank account and all proceeds will be deposited into that account until the total amount of the offering is received. At that time the funds will be released to us for use in our operations. In the event we do not sell all of the shares before the expiration date of the offering, all funds will be returned promptly to the subscribers, without interest or deduction. If necessary, Ms. Lopomo, our director, has verbally agreed to loan the company funds to complete the registration process but we will require full funding to implement our complete business plan.

Determination of Offering Price

The offering price of the shares has been determined arbitrarily by us. The price does not bear any relationship to our assets, book value, earnings, or other established criteria for valuing a privately held company. In determining the number of shares to be offered and the offering price, we took into consideration our cash on hand and the amount of money we would need to implement our exploration program. Accordingly, the offering price should not be considered an indication of the actual value of the securities.

Dilution

Dilution represents the difference between the offering price and the net tangible book value per share immediately after completion of this offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets. Dilution arises mainly as a result of our arbitrary determination of the offering price of the shares being offered. Dilution of the value of the shares you purchase is also a result of the lower book value of the shares held by our existing stockholder.

As of August 15, 2007, the net tangible book value of our shares was $5,158 or $0.002 per share, based upon 3,000,000 shares outstanding.

Upon completion of this offering, but without taking into account any change in the net tangible book value after completion of this offering other than that resulting from the sale of the shares and receipt of the offering proceeds of $50,000, the net tangible book value of the 5,500,000 shares to be outstanding will be $55,158, or approximately $.01 per share. Accordingly, the net tangible book value of the shares held by our existing stockholder will be increased by $.008 per share without any additional investment on her part. The purchasers of shares in this offering will incur immediate dilution (a reduction in the net tangible book value per share from the offering price of $.02 per share) of $.01 per share. As a result, after completion of the offering, the net tangible book value of the shares held by purchasers in this offering would be $.01 per share, reflecting an immediate reduction in the $.02 price per share they paid for their shares.

After completion of the offering, the existing shareholder will own 55% of the total number of shares then outstanding, for which she will have made an investment of $15,000, or $.005 per share ($10,000 in cash and $5,000 to pay for the mining claim). Upon completion of the offering, the purchasers of the shares offered hereby will own 45% of the total number of shares then outstanding, for which they will have made a cash investment of $50,000, or $.02 per Share.

The following table illustrates the per share dilution to the new investors:

Public Offering Price per Share	$ .02
Net Tangible Book Value Prior to this Offering	$ .002
Net Tangible Book Value After Offering	$ .01
Immediate Dilution per Share to New Investors	$ .01

The following table summarizes the number and percentage of shares purchased, the amount and percentage of consideration paid and the average price per share paid by our existing stockholder and by new investors in this offering:

	Price Per Share	Total Number of Shares Held	Percent of Ownership	Consideration Paid
Existing Stockholder	$ .005	3,000,000	55%	$15,000
Investors in This Offering	$ .02	2,500,000	45%	$50,000

Plan of Distribution

Offering will be Sold by Our Officer and Director

This is a self-underwritten offering. This Prospectus is part of a prospectus that permits our officer and director to sell the shares directly to the public, with no commission or other remuneration payable to her for any shares she sells. There are no plans or arrangements to enter into any contracts or agreements to sell the shares with a broker or dealer. Lisa Lopomo, our officer and director, will sell the shares and intends to offer them to friends, family members and business acquaintances. In offering the securities on our behalf, she will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

Our officer and director will not register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934, in reliance upon Rule 3a4-1, which sets forth those conditions under which a person associated with an issuer may participate in the offering of the issuer's securities and not be deemed to be a broker-dealer.

a. Our officer and director is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of her participation; and,

b. Our officer and director will not be compensated in connection with her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and

c. Our officer and director is not, nor will she be at the time of his participation in the offering, an associated person of a broker-dealer; and

d. Our officer and director meets the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that she (A) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of our company, other than in connection with transactions in securities; and (B) is not a broker or dealer, or been an associated person of a broker or dealer, within the preceding twelve months; and (C) has not participated in selling and offering securities for any Issuer more than once every twelve months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

Our officer, director, control persons and affiliates of same do not intend to purchase any shares in this offering.

Terms of the Offering

The shares will be sold at the fixed price of \$.02 per share until the completion of this offering. There is no minimum amount of subscription required per investor, and subscriptions, once received, are irrevocable.

This offering will commence on the date of this prospectus and continue for a period of 180 days (the "Expiration Date"), unless extended by our Board of Directors for an additional 90 days.

Deposit of Offering Proceeds

This is a "best effort", "all or none" offering and, as such, we will not be able to spend any of the proceeds unless all the shares are sold and all proceeds are received. We intend to hold all funds collected from subscriptions in a separate bank account until the total amount of \$50,000 has been received. At that time, the funds will be transferred to our business account for use in the implementation of our business plan. In the event the offering is not sold out prior to the expiration date, all money will be promptly returned to the investors, without interest or deduction.

Procedures and Requirements for Subscription

If you decide to subscribe for any shares in this offering, you will be required to execute a Subscription Agreement and tender it, together with a check or bank draft to us. Subscriptions, once received by the company, are irrevocable. All checks for subscriptions should be made payable to Purden Lake Resource Corp.

Legal Proceedings

We are not currently involved in any legal proceedings, and we are not aware of any pending or potential legal actions.

Directors, Executive Officers, Promoters and Control Persons

The officer and director of Purden Lake Resource Corp., whose one year terms will expire on 11/30/07, or at such a time as her successor shall be elected and qualified is as follows:

Name & Address	Age	Position	Date First Elected	Term Expires
Lisa Lopomo 23 Mechanic Street Red Bank, NJ 07701	47	President, Secretary, Treasurer, CFO, CEO & Director	11/30/06	11/30/07

The person named above is a promoter of Purden Lake Resource Corp., as that term is defined in the rules and regulations of the Securities and Exchange Act of 1933.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the board of directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

Lisa Lopomo currently devotes 5 hours per week to company matters. After we receive funding Ms. Lopomo intends to devote as much time as the board of directors deems necessary to manage the affairs of the company.

Our officer or director has not been the subject of any order, judgment, or decree of any court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring, suspending or otherwise limiting her from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities.

Our officer and director has not been convicted in any criminal proceeding (excluding traffic violations) and is not the subject of a criminal proceeding which is currently pending.

Resume

Ms. Lisa Lopomo has been President, Secretary, Treasurer, CEO, CFO and sole Director of the company since inception. She has been a homemaker for the last 15 years and an independent business consultant for the past 7 years. Her experience includes working with management of privately-held companies to maximize productivity as well as general corporate matters. Ms. Lopomo has experience in various industries including automotive, solar and pet care.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information on the ownership of Purden Lake Resource Corp. voting securities by our officer, director and major shareholder as well as those who own beneficially more than five percent of our common stock as of the date of this prospectus:

Name and Address Beneficial Owner (1)	No. of Shares Before Offering	No. of Shares After Offering	Percentage of Ownership: Before Offering	After Offering
Lisa Lopomo	3,000,000	3,000,000	100%	55%
Officers and Directors as a Group	3,000,000	3,000,000	100%	55%

(1)   The person named may be deemed to be a "parent" and "promoter" of the Company, within the meaning of such terms under the Securities Act of 1933, as amended.

Description of Securities

Common Stock

The authorized capital stock of the Company consists of 100,000,000 shares of Common Stock, par value $.001. The holders of common stock currently (i) have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by the board of directors of the company; (ii) are entitled to share ratably in all of the assets of the company available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the company; (iii) do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote. All shares of common stock now outstanding are fully paid for and non-assessable and all shares of common stock which are the subject of this offering, when issued, will be fully paid for and non-assessable. Please refer to the Articles of Incorporation, By-Laws and the applicable statutes of the State of Delaware for a more complete description of the rights and liabilities of holders of the company's securities.

Non-cumulative Voting

The holders of shares of our common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of the company's directors. After this Offering is completed, the present stockholder will own 55% of the outstanding shares. (See "Principal Stockholders".)

Cash Dividends

As of the date of this prospectus, we have not declared or paid any cash dividends to stockholders. The declaration or payment of any future cash dividend will be at the discretion of the Board of Directors and will depend upon the earnings (if any), capital requirements and financial position of the company, general economic conditions, and other pertinent factors. It is our present intention not to declare or pay any cash dividends in the foreseeable future, but rather to reinvest earnings (if any), in our business operations.

Interest of Named Experts and Counsel

None of the experts or counsel named below has been hired on a contingent basis and none of them will receive a direct or indirect interest in the company.

Our financial statements from inception to the period ended March 31, 2007, included in this prospectus, have been audited by Bernstein & Pinchuk LLP, 7 Penn Plaza, Suite 830, New York, NY 10001. We include the financial statements in reliance on their reports, given upon their authority as experts in accounting and auditing.

The Law Office of Sichenzia, Ross, Friedman, Ference, LLP of 61 Broadway, 32nd Floor, New York, NY 10006 has passed upon the validity of the shares being offered and certain other legal matters and is representing us in connection with this offering.

Jakobus George Coetzee, with an office at #1, 1255 West Pender Street, Vancouver, B.C. has provided us with the geology report contained herein.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the By-Laws of the company, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or other control person in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it, is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Organization Within Last Five Years

Purden Lake Resource Corp. was incorporated in Delaware on November 30, 2006 to engage in the business of acquisition, exploration and development of natural resource properties. At that time Lisa Lopomo was named sole officer and director of the company. At that time the board of directors voted to seek capital and begin development of our exploration plans. We received our initial funding of $5,000 through the sale of common stock to Ms. Lopomo who purchased 1,000,000 shares of our Common Stock at $0.005 per share on November 30, 2006. On January 2, 2007 Ms. Lopomo, paid $5,000 on our behalf for the cost of the mining claim. She was issued 1,000,000 shares of common stock at $.005 per share for a total of $5,000 in exchange for the cash paid out. On July 21, 2007 she was issued 1,000,000 shares in exchange for $5,000, or $0.005 per share.

Description of Business

We are an exploration stage company with no revenues and a limited operating history. Our independent auditor has issued an audit opinion which includes a statement expressing substantial doubt as to our ability to continue as a going concern. The source of information contained in this discussion is our geology report that has been included as Exhibit 99.2 in our Form SB-2 registration Statement.

There is the likelihood of our mineral claim containing little or no economic mineralization. The Sandlot Claim is located immediately south of Purden Lake, a small resort community on Hwy 16 about 42 miles east of the City of Prince George in central British Columbia. The Sandlot property (Tenure #526466) comprises a contiguous group of ten claim units and covering an area of 472 acres. If our claim does not contain any reserves all funds that we spend on exploration will be lost. Even if we complete our current exploration program and are successful in identifying a mineral deposit we will be required to expend substantial funds on further drilling and engineering studies before we will know if we have a commercially viable mineral deposit or reserve.

GLOSSARY

"Argillite"	A metamorphic rock, intermediate between shale and slate, that does not possess true slate cleavage
"Basalt"	An extrusive volcanic rock
"BCDM"	British Columbia Department of Mines
"Chert"	A variety of silica that contains microcrystalline quartz
"Clastic Rock"	A sedimentary rock composed principally of fragments derived from pre-existing rocks and transported mechanically to their place of deposition
"Diamond drill"	A rotary type of rock drill that cuts a core of rock that is recovered in long cylindrical sections
"Fault"	A fracture dividing a rock into two sections that have visibly moved relative to each other
"Geological mapping"	The process of observing and measuring geological features in a given area and plotting these features, to scale, onto a map
"Geophysical survey"	A method of exploration that measures the physical properties of rock formations including magnetism, specific gravity, electrical conductivity and resistance
"Mafic"	Class of rock which crystallizes from silicate minerals at relatively high temperatures. It is also sometimes called basalt
"Massive sulphide mineralization"	Mineralization that contains a variety of different sulphide minerals – usually includes - sphalerite, chalcopyrite, pyrite and pyrrhotite.
"Metamorphic"	A rock that has undergone chemical or structural changes (heat, pressure, or a chemical reaction) that causes changes to its original state - High-grade metamorphic is a large amount of change
"Mineral claim"	A portion of land held either by a prospector or a mining company, in British Columbia each claim is 500m x 500m (1,640 ft^2)
"Sedimentary rocks"	Secondary rocks formed from material derived from other rocks and laid down underwater.
"Soil sampling"	The collecting of samples of soil, usually 2 pounds per sample, from soil thought to be covering mineralized rock. The samples are submitted to a laboratory that will analyze them for mineral content
"Sphalerite"	A zinc sulphide mineral; the most common ore mineral of zinc
"Stockwork"	A complex system of structurally controlled or randomly oriented veins, also referred to as stringer zones
"Trenching"	The digging of long, narrow excavation through soil, or rock, to expose mineralization
"Volcanic rocks"	Igneous rocks formed from magma that has flowed out or has been violently ejected from a volcano

General Information

The one property in our portfolio, on which the proceeds of the offering will be spent, is the Sandlot Claim, consisting of 472 acres, included within 10 contiguous cells. The Sandlot Claim was staked using the British Columbia Mineral Titles Online computer Internet system and was assigned Tenure No. 526466 and is good to January 26, 2010.

The property is located in central British Columbia, approximately 42 road miles east of the City of Prince George on Hwy 16, or about 34 miles due east, as the crow flies. The property occupies the northwest slope of Mount Purden or at about 3 miles east of the Bowron River bridge crossing of Hwy 16 and 0.3 miles south of the west end of Purden Lake.

Access to the property from Vancouver B.C. is via Hwy 1 heading east to Hope and then   north on to Prince George for a road distance of about 497 miles. From Prince George take Hwy 16 east to Purden Lake, then on to the Purden lake ski hill road bearing to the south, proceed uphill for about 1 mile to the second switch bend, the eastern boundary of the property lies about 0.3 miles due west on foot. The extreme northwest corner of the property is accessible via Hwy 16; the old logging roads to the south of the property are impassable. A 4x4 vehicle is not necessary as most of the property is accessible only on foot. The city of Prince George is the nearest community providing food, lodging amenities, rail and major highway links, road equipment operations for the logging industry and emergency medical facilities.

The property consists of one claim of 10 units covering an area of 489 acres; the center of the geographical center of the Sandlot claim block is at 53º 53' 45" North latitude and 121º 55'23" West longitude in the Cariboo Mining Division. The mineral title record describes the legal information as follows:

The property terrain is of moderate relief rising from 2,657 feet in the northwest corner of the Claim boundary crossing Hwy 16 to 3,937 feet in the extreme southeast corner of the property. Moss covered talus slopes are well developed in some of the creeks near the east side of the property. Vegetation on the claim consists of mature growths of hemlock, balsam, red and yellow cedar with undergrowth of Devil's Club, ferns, raspberry vines and a thick moss blanket in some areas. The claim area has never been logged; in addition to the numerous dead falls with the thick underbrush and wet conditions associated with the north facing topography makes traversing of this particular area rather arduous.

The area where the property is located experiences 70 to 75 inches of precipitation annually of which 25% may occur as a snow equivalent. Winters generally last from November through March.

The first recorded reference to the Purden Lake showing was in the 1960 Annual Report of the B.C Ministry of Energy, Mines and Petroleum Resources (EMPR). The reference has been reported only as a bentonite occurrence. Nothing else was recorded. We have not carried out any exploration work on the claim and have incurred no exploration costs. The future cost of exploration work on the property is disclosed in detail in the Plan of Operation section of this prospectus.

There is not a plant or any equipment currently located on the property.

It is expected that the initial exploration phase will be supported by generators. Water required for exploration and development of the claim is available from several creeks located in the area.

A two phase exploration program to evaluate the area is recommended by the geologist in his report. Phase 1 of the work program will consist of geological mapping, soil sampling and rock sampling. Contingent upon favorable results from Phase 1, the Phase 2 work program would consist of a magnetometer survey and trenching.

The cost of the proposed program is $18,400 for the first phase of exploration work and $28,220 for the second phase. We plan to commence Phase 1 of the exploration program in the spring of 2008, if we are able to raise the necessary funds from this offering.

The discussions contained herein are managements estimates based on information provided by the professional geologist who prepared the geology report for the project. Because we have not commenced our exploration program, we cannot provide a more detailed discussion of our future plans if we find a viable store of minerals on our property.   There is no guarantee that exploitable mineralization will be found, the quantity or type of minerals if they are found and the extraction process that will be required. We are unable to assure you we will be able to raise the additional funding to proceed with any subsequent work on the claim if mineralization is found during our exploration program.

Acquisition of the Mineral Claim

The Sandlot Claim is assigned Tenure Number 526466 and is recorded in the name of Reza Mohammed. The claim is in good standing to January 26, 2010.

Requirements or Conditions for Retention of Title

Title to the property has been granted Reza Mohammed, who holds the claim in trust for the Company. To obtain a Free Miner's Certificate, which is required to hold a mining claim in British Columbia, Section 8(1) of the B.C. Mineral Tenure Act (MTA) stipulates that a corporation must be registered under the British Columbia Business Corporations Act. Section 8(2) of the MTA stipulates that an individual applicant must either be a resident of Canada or be authorized to work in Canada. As the corporation is not registered in British Columbia the claim is held in trust for the company by Mr. Mohammed who is a Canadian citizen. The Sandlot Claim was staked using the British Columbia Mineral Titles Online computer Internet system.

All claims staked in British Columbia require $0.40 per hectare worth of assessment work to be undertaken in year 1 through 3, followed by $0.80 per hectare per year thereafter. In order to retain title to the property exploration work costs must be recorded and filed with the British Columbia Department of Energy Mines and Petroleum Resources ("BCDM"). The BCDM charges a filing fee, equal to 10% of the value of the work recorded, to record the work.

Location, Access, Climate, Local Resources & Infrastructure

The property is located in central British Columbia, approximately 42 road miles east of the City of Prince George on Hwy 16 or about 34 miles, due east as the crow flies. The property occupies the northwest slope of Mount Purden or at about 3 miles east of the Bowron River bridge crossing of Hwy 16 and 0.3 miles south of the west end of Purden Lake.

The property terrain is of moderate relief rising from 2,657 feet in the northwest corner of the Claim boundary crossing Hwy 16 to 3,937 feet in the extreme southeast corner of the property. Moss covered talus slopes are well developed in some of the creeks near the east side of the property. Vegetation on the claim consists of mature growths of hemlock, balsam, red and yellow cedar with undergrowth of Devil's Club, ferns, raspberry vines and a thick moss blanket in some areas. The claim area has never been logged; in addition to the numerous dead falls with the thick underbrush and wet conditions associated with the north facing topography makes traversing of this particular area rather arduous.

The area where the property is located experiences 70 to 75 inches of precipitation annually of which 25% may occur as a snow equivalent. Winters generally last from November through March.

Access to the property from Vancouver B.C. is via Hwy 1 heading east to Hope and then north on to Prince George, for a road distance of about 497 miles. From Prince George take Hwy 16 east to Purden Lake then on to the Purden lake ski hill road, bearing to the south, proceed uphill for about 1 mile to the second switch bend, the eastern boundary of the property lies about 0.3 miles due west on foot. The extreme northwest corner of the property is accessible via Hwy 16; the old logging roads to the south of the property are impassable. A 4x4 vehicle is not necessary as most of the property is accessible only on foot. The city of Prince George is the nearest community providing food, lodging amenities, rail and major highway links, road equipment operations for the logging industry and emergency medical facilities.

The property terrain is of moderate relief rising from 2,657 feet in the northwest corner of the Claim boundary crossing Hwy 16 to 3,937 feet in the extreme southeast corner of the property. Moss covered talus slopes are well developed in some of the creeks near the east side of the property. Vegetation on the claim consists of mature growths of hemlock, balsam, red and yellow cedar with undergrowth of Devil's Club, ferns, raspberry vines and a thick moss blanket in some areas. The claim area has never been logged; in addition to the numerous dead falls with the thick underbrush and wet conditions associated with the north facing topography makes traversing of this particular area rather arduous.

Map Outline of British Columbia



Map Center: 54.2467 N 123.1688 W



History

The first recorded reference to the Purden Lake showing was in the 1960 Annual Report of the B.C Ministry of Energy, Mines and Petroleum Resources (EMPR), the reference has been reported only as a bentonite occurrence nothing else was recorded.

The only significant referenced material pertaining to the area was an Airborne Geophysics Report that covered several areas around Purden Lake. CCH Resources in March of 1980 engaged Apex Airborne Surveys Ltd., of Vancouver B.C. to perform Helicopter Magnetic and Electromagnetic surveys on the Purden Lake, Nook, Eighteen Mile Creek, and Towkuh Creek areas of the Bowron River. The report covered four areas that were selected as of a result of a reconnaissance geochemical survey completed in the 1979 season. The purpose of the airborne geophysics survey was to locate potential exploration conductor targets that could be the source of the geochemical anomalies found in the particular areas. A total of 313 line kilometers were flown over the Purden Lake area.

The geophysical data from the program delineated the lithological units and also yielded two areas with low conductive anomalies that may demonstrate a concentration of massive sulphides. The first anomaly identified is indicative of magnetic rocks, however the conductance is low and centered in a ravine. The first anomaly is located northeast of property. The second anomaly identified a very small response but a significant line to line correlation. The second anomaly lies about south the property.



Scale is 1.22Kms

Legend:

Dotted Red line......Foot Traverse
Red Star..............Location of silt sample# 0601
Contours..............20metres
Green lines..........Old Logging Roads
Red lines.............Roads
Purple lines.........Claim Boundaries
Blue Circle..........Area of New Mapping

Courtesy of the Government of British Columbia, The MapPlace Exploration Assistant (modified)Reference: http://webmap.em.gov.bc.ca/mapplace/minpot/ex_assist.cfm

Geological Setting

Regional & Local Geology

The rocks of the general area comprise of an assortment of mainly Palaeozoic and Mesozoic sedimentary, metamorphic and volcanic rocks; tertiary rocks are confined to the Eocene coal bearing clastics of the Bowron River Valley just east of the Sandlot Property. Glacial deposits are widespread within the valley of the Bowron River and the Purden Lake area.

Based upon the mapping by the Government of B.C, two prominent geological terranes are recognized within the area surrounding the Sandlot Property namely the Cariboo and Slide Mtn Terranes. The Sandlot Property lies entirely within the Slide Mtn, Volcanic/Sedimentary Group; this sequence is bounded on the northeast by the northwest trending McLeod Lake Fault and on the southwest by sub-parallel structures along Bateman Creek.

Property Geology

The property appears to be entirely underlain by the Slide Mtn Group of mafic volcanics and deep water marine argillites/cherts. The property has very little exposure of rock outcrops except in the lower highway road cut and only on the upper course of the traverse taken by the author. Based upon the limited investigation by the author reveals only one distinct structural rock parcel evidenced on the property; a unit of predominately grey-green colored, pyritic, massive basalt with minor intercalated beds of chert and argillite.

Property Mineralization

The purpose of this program was to locate the bentonite showing at Purden Lake, however the environment where the showing is presumed to occur is not typical for these types of deposits. Bentonite deposits usually occur in a Tertiary volcanic setting where volcanic ash is deposited in either a fresh water or marine basin of temperate climatic conditions characterized by a low energy setting. The ash reacts with the water environment altering the ejecta's glass component into bentonite. The tectonic setting for bentonite is virtually continental or continental platform environment and sometimes in an island-arc situation.

Bentonite occurs in two forms of montmorillonite minerals: the sodium bentonite swells in contact with water and has a variety of industrial uses including its primary use as absorbents; the calcium bentonite is non-swelling with water but is used extensively in ceramics and cosmetic industry. Weathering of these deposits can increase the colloidal properties or may decrease the calcium ion component. Bentonite or montmorillonite can also occur in a hydrothermal alteration environment where the parent host rock is subjected to hydrothermal fluids; hence it is this type of depositional environment proposed for the Purden Lake showing based on its hillside location rather than a typical basin type setting.


Legend
Contours in 20m
Thin Blue lines are creeks
Green dashed line is upper traverse
Wide Blue line is Hwy 16
Purple line is claim boundaries
Green areas are outcrop and talus
Red Star is silt sample location
Attitude of bedding and contact
Hwy 16
Cross Section
Basalt
Stop 1
Stop 2
Stop 3
Basalt float
900m
1000m
Trace of foot traverse
Pyritic Basalt
SCALE 1 : 7,500
200
0
200
400
600
METERS

Competition

We do not compete directly with anyone for the exploration or removal of minerals from our property as we hold all interest and rights to the claim. Readily available commodities markets exist in Canada and around the world for the sale of minerals. Therefore, we will likely be able to sell any minerals that we are able to recover.

We will be subject to competition and unforeseen limited sources of supplies in the industry in the event spot shortages arise for supplies such as dynamite, and certain equipment, such as bulldozers and excavators, that we will need to conduct exploration. We have not yet attempted to locate or negotiate with any suppliers of products, equipment or services and will not do so until funds are received from this offering. If we are unsuccessful in securing the products, equipment and services we need we may have to suspend our exploration plans until we are able to do so.

Bankruptcy or Similar Proceedings

There has been no bankruptcy, receivership or similar proceeding.

Reorganizations, Purchase or Sale of Assets

There have been no material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Compliance with Government Regulation

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in Canada, generally, and in British Columbia, specifically.

The initial steps of exploration can be carried out without permitting or notification to any government body, as it is deemed "low-disturbance/low-impact" by the British Columbia Department of Energy Mines and Petroleum Resources (BCDM).

With respect to the mechanized trenching or diamond drilling a plan of operation will need to be filed with the BCDM. This plan will detail the extent, location and amount of surface disturbance for the trenching and/or drilling. As the amount of trenching and drilling (initially) will be limited, the permit should be issued within 30 days. We will be required to obtain a refundable bond in the amount of $2,000 - $3,000 (depending on the anticipated amount of disturbance). The bond is to ensure that we reclaim or repair the disturbance caused by the trenching and drilling. Usually this reclaiming work entails filling in and smoothing the surface at trenching sites, clean up and removal of any work material, and seeding native grass/plants at the site of any disturbance.

In the event that trees larger than 6 inches in diameter need to be cut down, a permit will need to be obtained from the BC Ministry of Forests. This usually takes less than 30 days to obtain. We will try to adjust the areas we work at and trench around larger trees to avoid any disturbance to larger trees. If the disturbance to larger trees is unavoidable then a permit to cut will be obtained.

There are nominal costs involved in obtaining the BCDM or Forestry permits (less than $100.00). The bond required by the BCDM is returned (with interest) upon proper clean up of the site. There will be costs for the crew and equipment required to fill in the trenches etc., but as heavy equipment is available locally, and the amount of disturbance is expected to be minimal, the costs will be most likely be less than $2,500.

All claims staked in British Columbia require $0.40 per hectare worth of assessment work to be undertaken in year 1 through 3, followed by $0.80 per hectare per year thereafter. In order to retain title to the property exploration work costs must be recorded and filed with the British Columbia Department of Energy Mines and Petroleum Resources ("BCDM"). The BCDM charges a filing fee, equal to 10% of the value of the work recorded, to record the work.

Patents, Trademarks, Franchises, Concessions, Royalty Agreements, or Labor Contracts

We have no current plans for any registrations such as patents, trademarks, copyrights, franchises, concessions, royalty agreements or labor contracts. We will assess the need for any of these applications on an ongoing basis.

Need for Government Approval for its Products or Services

We are not required to apply for or have any government approval for our products or services.

Research and Development Costs during the Last Two Years

We have not expended funds for research and development costs since inception.

Employees and Employment Agreements

Our only employee is our sole officer, Lisa Lopomo who currently devotes 5 hours per week to company matters and after receiving funding she plans to devote as much time as the board of directors determines is necessary to manage the affairs of the company. There are no formal employment agreements between the company and our current employee.

Reports to Securities Holders

We will provide an annual report that includes audited financial information to our shareholders. We will make our financial information equally available to any interested parties or investors through compliance with the disclosure rules of Regulation S-B for a small business issuer under the Securities Exchange Act. We will become subject to disclosure filing requirements once our SB-2 registration statement becomes effective, including filing Form 10K-SB annually and Form 10Q-SB quarterly. In addition, we will file Form 8K and other proxy and information statements from time to time as required. We do not intend to voluntarily file the above reports in the event that our obligation to file such reports is suspended under the Exchange Act. The public may read and copy any materials that we file with the Securities and Exchange Commission, ("SEC"), at the SEC's Public Reference Room at 100 F Street NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.


Management's Discussion & Analysis or Plan of Operation


Our cash balance at August 15, 2007 was $5,158. We believe our cash balance is sufficient to fund our limited levels of operations for the next twelve months. If we experience a shortage of funds prior to funding we may utilize funds from our director, who has informally agreed to advance funds to allow us to pay for offering costs, filing fees, and professional fees, however, she has no formal commitment, arrangement or legal obligation to advance or loan funds to the company. In order to achieve our business plan goals, we will need the funding from this offering. We are an exploration stage company and have generated no revenue to date. We have sold $5,000 in equity securities to pay for our minimum level of operations. On January 2, 2007 our director, Lisa Lopomo, paid $5,000 on our behalf for the cost of the mining claim. She was issued 1,000,000 shares of common stock at $.005 per share for a total of $5,000 in exchange for the cash paid out. On July 21, 2007 she was issued 1,000,000 shares in exchange for $5,000, or $0.005 per share.

Our auditor has issued a going concern opinion. This means that there is substantial doubt that we can continue as an on-going business for the next twelve months unless we obtain additional capital to pay our bills. This is because we have not generated revenues and no revenues are anticipated until we begin removing and selling minerals. There is no assurance we will ever reach that point.

Our exploration target is to find exploitable minerals on our property. Our success depends on achieving that target. There is the likelihood of our mineral claim containing little or no economic mineralization or reserves of minerals. There is the possibility that our claim does not contain any reserves and funds that we spend on exploration will be lost. Even if we complete our current exploration program and are successful in identifying a mineral deposit we will be required to expend substantial funds to bring our claim to production. We are unable to assure you we will be able to raise the additional funds necessary to implement any future exploration or extraction program, even if mineralization is found.

Our plan of operation for the twelve months following the date of this prospectus is to complete the two phases of the exploration program on our claim recommended by the consulting geologist which consists of geological mapping, soil and rock sampling, magnetometer survey and trenching. In addition to the $46,620 we anticipate spending for Phases 1 & 2 of the exploration program, as outlined below, we anticipate spending an additional $8,000 on professional fees, including fees payable in connection with the filing of this registration statement and complying with reporting obligations, and general administrative costs. Total expenditures over the next 12 months are therefore expected to be approximately $54,000, which is the amount to be raised in this offering and our cash on hand. We will require the funds from this offering to proceed.

The following two phase exploration proposal and cost estimates are offered with the understanding that second phase is contingent upon encouraging results being obtained from the first phase:

Phase 1 Budget

Geologist 10 days @ $500/day	$ 5,000
Technologist 10days @ $300/day	$ 3,000
Vehicle 10 days @ $100/day	$ 1,000
Rock Samples 20 @ $50 each	$ 1,000
Soil Samples 50 @ $40 each	$ 2,000
Lodging 10 days @ $120/day/ person	$ 2,400
Expenses, food, fuel and field supplies	$ 2,000
Report	$ 2,000
Total (US dollars)	**$ 18,400**

Contingent upon favorable results from Phase 1, the following Phase 2 work program is recommended. Phase 2 will consist of a magnetometer survey and trenching.

Phase 2 Budget

Bond	$ 5,000
Geologist 8 days @ $500/day	$ 4,000
Technologist 8 days @ $300/day	$ 2,000
Vehicle 8 days @ $100/day	$ 800
Magnetometer Survey	$ 5,000
Rock Samples 50 @ $50 each	$ 2,500
Expenses, food and field supplies	$ 2,000
Report	$ 2,000
Lodging 8 days @ $120/day/person	$ 1,920
Trenching	$ 3,000
Total (US dollars)	**$ 28,220**
Grand Total Phase 1 & 2 (US dollars)	**$ 46,620**

No recommendations for drilling on the Sandlot Claim can be made at this time. Once exploration proceeds through Phase 2 the decision to commence with drilling could be made.

If we are successful in raising the funds from this offering we plan to commence Phase 1 of the exploration program on the claim in the spring of 2008. We expect this phase to take 10 days to complete and an additional one to two months for the geologist to receive the results from the assay lab and prepare his report.

The above program costs are management's estimates based upon the recommendations of the professional geologist's report, and the actual project costs may exceed our estimates. To date, we have not commenced exploration.

Following phase one of the exploration program, if it proves successful in identifying mineral deposits, we intend to proceed with phase two of our exploration program. The estimated this program will take approximately 8 days to complete, and an additional one to two months for the geologist to receive the results from the assay lab and prepare his report.

Subject to financing, we anticipate commencing the second phase of our exploration program in summer 2008. We have a verbal agreement with Jakobus George Coetzee, P.Geo., who prepared the geology report on the Sandlot Claim, to retain his services for our planned exploration program. We will require additional funding to proceed with any subsequent work on the claim; we have no current plans on how to raise the additional funding. We cannot provide investors with any assurance that we will be able to raise sufficient funds to proceed with any work after the first two phases of the exploration program.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Limited Operating History; Need for Additional Capital

There is no historical financial information about us on which to base an evaluation of our performance. We are an exploration stage company and have not generated revenues from operations. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, possible delays in the exploration of our property, and possible cost overruns due to increases in the cost of services.

To become profitable and competitive, we must conduct the exploration of our properties before we start into production of any minerals we may find. We are seeking funding from this offering to provide the capital required for the two phases of our exploration program. We believe that the funds from this offering will allow us to operate for one year.

We have no assurance that future financing will materialize. If that financing is not available to us for the second phase of our exploration program we may be unable to continue.

Liquidity and Capital Resources

To meet our need for cash we are attempting to raise money from this offering. We cannot guarantee that we will be able to sell all the shares required. If we are successful any money raised will be applied to the items set forth in the "Use of Proceeds" section of this prospectus. If the first two phases of our exploration program are successful in identifying mineral deposits we will attempt to raise the necessary funds to proceed with subsequent drilling and extraction. The sources of funding we may consider to fund this work include a second public offering, a private placement of our securities or loans from our director or others.

Our director has agreed to advance funds as needed until the offering is completed or failed and has agreed to pay the cost of reclamation of the property should exploitable minerals not be found and we abandon our exploration program and there are no remaining funds in the company. While she has agreed to advance the funds, the agreement is verbal and is unenforceable as a matter of law.

The one property in our portfolio, on which the net proceeds of the offering will be spent, is the Sandlot Claim, staked online as per British Columbia Regulations. The mineral claim has a total surface area of approximately 472 acres, included within 10 cells. We have not carried out any exploration work on the claim and have incurred no exploration costs.

We received our initial funding of $5,000 through the sale of common stock to our officer who purchased 1,000,000 shares of our common stock at $0.005 per share on November 30, 2006. On January 2, 2007 our director, Lisa Lopomo, paid $5,000 on our behalf for the cost of the mining claim. She was issued 1,000,000 shares of common stock at $.005 per share for a total of $5,000 in exchange for the cash paid out. Our financial statements from inception (November 30, 2006) through June 30, 2007 report no revenues and a net loss of $5,042. Subsequent to the June 30, 2007 financial statements, Ms. Lopomo was issued 1,000,000 shares of common stock in exchange for $5,000, or $0.005 per share.

Significant Accounting Policies

Basis of Presentation

We report revenue and expenses using the accrual method of accounting for financial and tax reporting purposes.

Use of Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Pro Forma Compensation Expense

No stock options have been issued by Purden Lake Resource Corp. Accordingly; no pro forma compensation expense is reported in these financial statements.

Mineral Property Acquisition and Exploration Costs

We expense all costs related to the acquisition and exploration of mineral properties in which we have secured exploration rights prior to establishment of proven and probable reserves. To date, we have not established the commercial feasibility of any exploration prospects; therefore, all costs are being expensed.

Depreciation, Amortization and Capitalization

We record depreciation and amortization when appropriate using both straight-line and declining balance methods over the estimated useful life of the assets (five to seven years). Expenditures for maintenance and repairs are charged to expense as incurred. Additions, major renewals and replacements that increase the property's useful life are capitalized. Property sold or retired, together with the related accumulated depreciation, is removed from the appropriate accounts and the resultant gain or loss is included in net income.

Income Taxes

We account for our income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Under Statement 109, a liability method is used whereby deferred tax assets and liabilities are determined based on temporary differences between basis used for financial reporting and income tax reporting purposes. Income taxes are provided based on tax rates in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not, that we will not realize the tax assets through future operations.

Fair Value of Financial Instruments

Financial accounting Standards Statement No. 107, "Disclosures About Fair Value of Financial Instruments", requires us to disclose, when reasonably attainable, the fair market values of our assets and liabilities which are deemed to be financial instruments. Our financial instruments consist primarily of cash and certain investments.

Investments

Investments that are purchased in other companies are valued at cost less any impairment in the value that is other than temporary in nature.

Per Share Information

We compute per share information by dividing the net loss for the period presented by the weighted average number of shares outstanding during such period.

Description of Property

We do not currently own any property. We are currently utilizing space at the office of our president at 23 Mechanic Street, Red Bank, NJ 07701. The premises are provided to us on a rent-free basis. We believe the current premises are sufficient for our needs at this time.

We currently have no investment policies as they pertain to real estate, real estate interests or real estate mortgages.

Certain Relationships and Related Transactions

Lisa Lopomo will not be paid for any underwriting services that she performs on our behalf with respect to this offering. She will not receive any interest on any funds that she may advance to us for expenses incurred prior to the offering being closed. Any funds loaned will be repaid from the proceeds of the offering.

On November 30, 2006, a total of 1,000,000 shares of common stock were issued to Lisa Lopomo at $0.005 per share or $5,000. On January 2, 2007 our director, Lisa Lopomo, paid $5,000 on our behalf for the cost of the mining claim. She was issued 1,000,000 shares of common stock at $.005 per share for a total of $5,000 in exchange for the cash paid out. On July 21, 2007, Ms. Lopomo was issued 1,000,000 shares of common stock in exchange for $5,000, or $0.005 per share. All of such shares are "restricted" securities, as that term is defined by the Securities Act of 1933, as amended, and are held by the officer and director of the Company. (See "Principal Stockholders".)

Market for Common Equity and Related Stockholder Matters

We plan to contact a market maker immediately following the completion of the offering and apply to have the shares quoted on the OTC Electronic Bulletin Board (OTCBB). The OTCBB is a regulated quotation service that displays real-time quotes, last sale prices and volume information in over-the-counter (OTC) securities. The OTCBB is not an issuer listing service, market or exchange. Although the OTCBB does not have any listing requirements per se, to be eligible for quotation on the OTCBB, issuers must remain current in their filings with the SEC or applicable regulatory authority. Market Makers are not permitted to begin quotation of a security whose issuer does not meet this filing requirement. Securities already quoted on the OTCBB that become delinquent in their required filings will be removed following a 30 or 60 day grace period if they do not make their required filing during that time. We cannot guarantee that our application will be accepted or approved and our stock listed and quoted for sale. As of the date of this filing, there have been no discussions or understandings between Purden Lake Resource Corp., and, anyone acting on our behalf with any market maker regarding participation in a future trading market for our securities.

As of the date of this prospectus, there is no public market for our securities. There has been no public trading of our securities, and, therefore, no high and low bid pricing. As of the date of this prospectus we have one shareholder of record. We have paid no cash dividends and have no outstanding options.

Penny Stock Rules

The Securities and Exchange Commission has also adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

A purchaser is purchasing penny stock which limits the ability to sell the stock. The shares offered by this prospectus constitute penny stock under the Securities and Exchange Act. The shares will remain penny stocks for the foreseeable future. The classification of penny stock makes it more difficult for a broker-dealer to sell the stock into a secondary market, which makes it more difficult for a purchaser to liquidate his or her investment. Any broker-dealer engaged by the purchaser for the purpose of selling his or her shares in the company will be subject to Rules 15g-1 through 15g-10 of the Securities and Exchange Act. Rather than creating a need to comply with those rules, some broker-dealers will refuse to attempt to sell penny stock.

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document, which:

–   contains a description of the nature and level of risk in the market for penny stock in both public offerings and secondary trading;

–   contains a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to a violation of such duties or other requirements of the Securities Act of 1934, as amended;

–   contains a brief, clear, narrative description of a dealer market, including "bid" and "ask" price for the penny stock and the significance of the spread between the bid and ask price;

–   contains a toll-free telephone number for inquiries on disciplinary actions;

–   defines significant terms in the disclosure document or in the conduct of trading penny stocks; and

–   contains such other information and is in such form (including language, type, size and format) as the Securities and Exchange Commission shall require by rule or regulation;

The broker-dealer also must provide, prior to effecting any transaction in a penny stock, to the customer:

–   the bid and offer quotations for the penny stock;

- the compensation of the broker-dealer and its salesperson in the transaction;

- the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and

- monthly account statements showing the market value of each penny stock held in the customer's account.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgment of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitability statement. These disclosure requirements will have the effect of reducing the trading activity in the secondary market for our stock because it will be subject to these penny stock rules. Therefore, stockholders may have difficulty selling their securities.

Regulation M

Our officer and director, who will offer and sell the shares, is aware that she is required to comply with the provisions of Regulation M, promulgated under the Securities Exchange Act of 1934, as amended. With certain exceptions, Regulation M precludes the officer and director, sales agent, any broker-dealer or other person who participate in the distribution of shares in this offering from bidding for or purchasing, or attempting to induce any person to bid for or purchase any security which is the subject of the distribution until the entire distribution is complete.

Reports

We will become subject to certain filing requirements and will furnish annual financial reports to our stockholders, certified by our independent accountant, and will furnish un-audited quarterly financial reports in our quarterly reports filed electronically with the SEC. All reports and information filed by us can be found at the SEC website, www.sec.gov.

Executive Compensation

Our current officer receives no compensation. The current Board of Directors is comprised solely of Lisa Lopomo.

Summary Compensation Table

Name & principle position	Year	Salary ($)	Bonus ($)	All other Compensation ($)	Total
Lisa Lopomo President	2007 2006	-0-	-0-	-0-	-0-

There are no current employment agreements between the company and its executive officer.

On November 30, 2006, a total of 1,000,000 shares of common stock were issued to Lisa Lopomo in exchange for cash in the amount of $5,000 U.S., or $.005 per share. On January 2, 2007 our director, Lisa Lopomo, paid $5,000 on our behalf for the cost of the mining claim. She was issued 1,000,000 shares of common stock at $.005 per share for a total of $5,000 in exchange for the cash paid out. On July 21, 2007, 1,000,000 shares were issued to Ms. Lopomo in exchange for $5,000 cash, or $0.005 per share.

The terms of these stock issuances were as fair to the company, in the opinion of the board of directors, as could have been made with an unaffiliated third party.

Lisa Lopomo currently devotes approximately 5 hours per week to manage the affairs of the company. She has agreed to work with no remuneration until such time as the company receives sufficient revenues necessary to provide management salaries. At this time, we cannot accurately estimate when sufficient revenues will occur to implement this compensation, or what the amount of the compensation will be.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the company or any of its subsidiaries, if any.

Financial Statements

The financial statements of Purden Lake Resource Corp. for the period ended March 31, 2007, and related notes, included in this prospectus have been audited by Bernstein & Pinchuk, LLP, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting. The financial statements for the period ended June 30, 2007, and related notes, included in this prospectus have been prepared by the company and reviewed by Bernstein & Pinchuk, LLP.

Changes in and Disagreements with Accountants on Financial Disclosure

None.

PART II
Information Not Required in the Prospectus

Indemnification of Directors and Officers

The Certificate of Incorporation and By-Laws of the Company have no specific provisions to allow for the indemnification of the Company's officers and directors. Indemnification of officers and directors is as provided by the General Corporate Law of the State of Delaware.

Under the Delaware General Corporation Law a director or officer is generally not liable to the corporation or its shareholders for any damages as a result of any act or failure to act in his capacity as a director or officer, unless it is proven that:

1. his act or failure to act constituted a breach of his fiduciary duties as a director or officer; and

2. his breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

This provision is intended to afford directors and officers protection against and to limit their potential liability for monetary damages resulting from suits alleging a breach of the duty of care by a director or officer. As a consequence of this provision, stockholders of ours will be unable to recover monetary damages against directors or officers for action taken by them that may constitute negligence or gross negligence in performance of their duties unless such conduct falls within one of the foregoing exceptions. The provision, however, does not alter the applicable standards governing a director's or officer's fiduciary duty and does not eliminate or limit the right of any stockholder to obtain an injunction or any other type of non-monetary reflief in the event of a breach of fiduciary duty.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling Purden Lake Resource, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy, and unenforceable.

Other Expenses of Issuance and Distribution

The estimated costs of the offering are denoted below. Please note all amounts are estimates other than the Commission's registration fee.

Securities and Exchange Commission registration fee	$ 2
Accounting fees and expenses	$ 3,500
Legal fees	$ 1,500
Preparation and EDGAR conversion fees	$ 1,000
Transfer Agent fees	$ 800
Printing	$ 98
Total	$ 6,900

Recent Sales of Unregistered Securities

Set forth below is information regarding the issuance and sales of securities without registration since inception. No such sales involved the use of an underwriter; no advertising or public solicitation was involved; the securities bear a restrictive legend; and no commissions were paid in connection with the sale of any securities.

On November 30, 2006, a total of 1,000,000 shares of common stock were issued to Lisa Lopomo in exchange for cash in the amount of $5,000 U.S., or $.005 per share. On January 2, 2007 our director, Lisa Lopomo, paid $5,000 on our behalf for the cost of the mining claim. She was issued 1,000,000 shares of common stock at $.005 per share for a total of $5,000 in exchange for the cash paid out.

All of the above offerings and sales were deemed to be exempt under Rule 506 of Regulation D and/or Section 4(2) of the Securities Act of 1933, as amended. No advertising or general solicitation was employed in offering the securities. The offerings and sales were made to a limited number of persons, all of whom were accredited investors, business associates of the Company or executive officers of the Company, and transfer was restricted by the Company in accordance with the requirements of the Securities Act of 1933. In addition to representations by the above-referenced persons, we have made independent determinations that all of the above-referenced persons were accredited or sophisticated investors, and that they were capable of analyzing the merits and risks of their investment, and that they understood the speculative nature of their investment. Furthermore, all of the above-referenced persons were provided with access to our Securities and Exchange Commission filings.

Exhibits

Exhibit 3.1	Articles of Incorporation
Exhibit 3.2	Bylaws
Exhibit 5.1	Opinion re: Legality
Exhibit 10	Declaration of Trust for Mineral Property
Exhibit 23.1	Consent of independent auditor
Exhibit 23.2	Consent of counsel (Included in Exhibit 5.1)
Exhibit 23.3	Consent of professional geologist
Exhibit 99.1	Subscription Agreement
Exhibit 99.2	Professional Geologist's Report

Undertakings

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers of sales are being made, a post-effective amendment to this registration statement to:

    (i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

    (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low and high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement ; and

    (iii) Include any additional or changed material information on the plan of distribution.

2. That, for the purpose of determining any liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered herein, and that the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

4. For determining liability of the undersigned Registrant under the Securities Act to any purchaser in the initial distribution of the securities, that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

    (i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

    (ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

    (iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

For the purposes of determining liability under the Securities Act for any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. *Provided, however*, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the By-Laws of the company, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or other control person in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

For determining any liability under the Securities Act, we shall treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 424(b)(1), or (4), or 497(h) under the Securities Act as part of this registration statement as of the time the Commission declared it effective.

For determining any liability under the Securities Act, we shall treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that the offering of the securities at that time as the initial bona fide offering of those securities.

Signatures

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe it meets all of the requirements for filing Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the city of Red Bank, NJ, on August 21, 2007.

Purden Lake Resource Corp.

/s/ Lisa Lopomo
By: Lisa Lopomo
Chief Executive Officer (Principal Executive Officer), and Chief Financial Officer (Principal Accounting and Financial Officer)

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following person in the capacities and date stated.

/s/ Lisa Lopomo   August 21, 2007
Lisa Lopomo,   Date
Chief Executive Officer (Principal Executive Officer),
Principal Financial Officer
(Principal Accounting & Financial Officer)
& Director